HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

RECEIVED
2004 NOV 22 A 10:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 17, 2004

Division of International Corporate Finance
Securities and Exchange Commi[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

04046296

SUPPL

12g3-2 (b) filing number: 82-3636

The following announcement was sent to Garanti Bank by its shareholder Doğuş Holding A.Ş.:

As indicated in the disclosure previously issued by our Company on November 9th 2004, the price determination regarding the grant of a purchase option in connection with a portion of shares of T. Garanti Bankası and Tansas belonging to our Company in favor of HBK MASTER FUND has been finalized. Accordingly, the option price, including premium, for each T.Garanti Bankası share with a nominal value of 1,000 TL has been determined at 4,138 TL, and for each Tansas share with a nominal value of 1,000 TL, at 1,844 TL (including premium), with a corresponding option price of 0.002840675 US Dollars for each T.Garanti Bankası share and 0.00126595 US Dollars for each Tansas share. Dogus Holding has collected the advance for the option value of 150 million US Dollars today, and pursuant to the Securities Lending Agreement, has in return delivered freely tradable T.Garanti Bankası shares with a nominal value of 44,003,623,280,000 TL (3.667 % of its capital stock) and Tansas shares with a nominal value of 19,748,029,298,000 TL (6.185% of its capital stock) together with all ownership rights thereon including rights of disposal, for the duration of the agreement period (18 months).

Doğuş Holding A.Ş. has also granted to HBK additional share purchase rights of up to 30% of the shares subject to the option, for each of Garanti Bank shares and Tansaş shares at a purchase price equivalent of 107% of the respective option exercise prices.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

pp-
Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development & Investor Relations

Dec 11/30

PROCESSED
DEC 01 2004
THOMSON FINANCIAL